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                           AGREEMENT (this "Agreement") dated as of April 9,
                  1997, between STANT CORPORATION, a Delaware corporation (the "Company"), and THOMAS K. ERWIN, an individual ("Executive").


         The parties agree as follows:

         1. If Executive's employment with the Company is terminated by the Company for its convenience pursuant to Section 3(d) of the Employment Agreement (the "Employment Agreement") dated as of February 10, 1997, between the Company and Executive, or if Executive's employment with the Company is terminated by Executive as a result of an Event of Termination (as defined in the Employment Agreement), then from the Termination Date (as defined in the Employment Agreement) until the second anniversary thereof Executive shall not accept employment with, or act as a director or officer of or advisor or consultant to, or have any significant ownership interest in, Cooper Industries, Inc., ITT Industries, Inc., Bosch (Robert) Gmbh, Valeo S.A. or any other business that manufactures, sells or purchases automotive windscreen wipers for use in the United States.

         2. In consideration for the covenant described in Section 1 above, the Company shall pay to Executive the sum of $100,000 within five business days of the commencement of the covenant described above.


         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date and year first above written.


                                                 STANT CORPORATION,

                                                 by  /s/ Ward W. Woods
                                                    --------------------------
                                                     Name:  Ward W. Woods
                                                     Title:  Chairman


                                                     /s/ Thomas K. Erwin
                                                    --------------------------
                                                     Thomas K. Erwin